

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

28 January 2005


05006035

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 27 January 2005, Re: i) The proposed disposal of 100% equity interest comprising 10,000,000 ordinary shares of RM1.00 each in Lion Ipoh Parade Sdn Bhd for a cash consideration of RM1.00 and the settlement of inter-company balances based on the property asset value to be adjusted for the net trade assets/liabilities to be taken over by TMW Lion GMBH on completion; and ii) The proposed disposal of 70% equity interest comprising 7,000 ordinary shares of RM1.00 each in Lion Seremban Parade Sdn Bhd for a cash consideration of RM0.70 and the settlement of inter-company balances based on the property asset value to be adjusted for the net trade assets/liabilities to be taken over by the purchaser on completion for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD



WONG PHOOI LIN
Secretary



c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Form Version 2.0

General Announcement

Submitted by OT_OSK SECURITIES on 27/01/2005 06:46:28 PM
Reference No OS-050127-66182

Submitting Merchant Bank (if applicable)	:	**OSK SECURITIES BERHAD**
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Leona Ng/ Chong Yin Fen**
* Designation	:	**Manager/ Senior Executive**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

I THE PROPOSED DISPOSAL OF 100% EQUITY INTEREST COMPRISING 10,000,000 ORDINARY SHARES OF RM1.00 EACH IN LION IPOH PARADE SDN BHD ("LIPSB") FOR A CASH CONSIDERATION OF RM1.00 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS/ LIABILITIES TO BE TAKEN OVER BY TMW LION GMBH ("PURCHASER") ON COMPLETION ("PROPOSED DISPOSAL OF LIPSB");

II THE PROPOSED DISPOSAL OF 70% EQUITY INTEREST COMPRISING 7,000 ORDINARY SHARES OF RM1.00 EACH IN LION SEREMBAN PARADE SDN BHD ("LSPSB") FOR A CASH CONSIDERATION OF RM0.70 AND THE SETTLEMENT OF INTER-COMPANY BALANCES BASED ON THE PROPERTY ASSET VALUE TO BE ADJUSTED FOR THE NET TRADE ASSETS/ LIABILITIES TO BE TAKEN OVER BY THE PURCHASER ON COMPLETION ("PROPOSED DISPOSAL OF LSPSB").

* **Contents :-**

We refer to the announcements made by OSK Securities Bhd ("OSK"), on behalf of the Board of Directors ("Board") of Amsteel Corporation Berhad ("Amsteel") on 9 November 2004, 9 December 2004 and 13 December 2004 in relation to the above.

On behalf of the Board of Amsteel, OSK is pleased to announce that Bank Negara Malaysia had, vide its letter dated 25 January 2005, which was received on 26 January 2005, approved the advance to LIPSB and LSPSB by Focal Quality Sdn Bhd, a wholly-owned subsidiary of the Purchaser, to settle the inter-company balances owing by LIPSB and LSPSB to Sea World Attraction Sdn Bhd and Masbeef Sdn Bhd, both subsidiaries of Amsteel, respectively.

As at the date of this Announcement, the Proposed Disposals are subject to the approvals being received from:-

(i) the shareholders of Ayer Keroh Resort Sdn Bhd, Masbeef Sdn Bhd and their ultimate holding company, Amsteel;

(ii) the Securities Commission; and

(iii) the security trustee of Amsteel Group's lenders, the facility agent and/or holders of the bonds and debts issued by Amsteel pursuant to the group wide restructuring scheme affecting the Amsteel group of companies.

Unless otherwise stated, defined terms used in this Announcement shall carry the same meaning as defined in the previous announcements.

This announcement is dated 27 January 2005.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: